Insider transaction detail - View details for insider	2010-05-18 11:53 ET

Transactions sorted by :                Insider
Insider family name :                noyes ( Starts with )
Given name :                          Erwin ( Starts with )
Filing date range :                May 17, 2010 - May 18, 2010
Equity securities :                Common Shares
Issuer derivatives :                Options

Insider name:	NOYES, Erwin Lewis

Legend:	O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning:

The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type(and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities

Issuer name: TransGlobe Energy Corporation

Insider's Relationship to Issuer: 4 - Director of Issuer

Ceased to be Insider: Not applicable

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
Security designation: Common Shares

1636925	2010-05-14	2010-05-17	Direct Ownership :	11 - Acquisition or disposition carried out privately	+54,000	6.0300	202,347	202,347

Security designation: Options (Common Shares)

1636917	2010-05-14	2010-05-17	Direct Ownership :	11 - Acquisition or disposition carried out privately	-54,000	6.0300	168,900	168,900	6.0300		Common Shares	-54,000	168,900
O 1636924	2010-05-14	2010-05-17	Direct Ownership :	10 - Acquisition or disposition in the public market	+15,000	7.3600		183,900	7.3600	2010-05-13	Common Shares	+15,000
A 1636924	2010-05-14	2010-05-18	Direct Ownership :	10 - Acquisition or disposition in the public market	+15,000	7.3600	183,900	183,900	7.3600	2015-05-13	Common Shares	+15,000	183,900